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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Landec Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
514766 10 4
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            514766 10 4

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nicholas J. Tompkins Kathleen Tompkins

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/(1)

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
1,813,640

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
1,813,640

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,813,640

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
APPROXIMATELY 10.3%*

(12)	Type of Reporting Person (See Instructions)
IN

(1)
Mr. and Mrs. Tompkins are married to each other.

*
Based upon 16,586,110 shares of Common Stock outstanding plus 1,020,087 shares of Common Stock issuable upon conversion of stock options exercisable on or before March 1, 2002.

ITEM 1.

(a)	Name of Issuer
Landec Corporation

(b)	Address of Issuer's Principal Executive Offices
3603 Haven Avenue, Menlo Park, CA 94025

ITEM 2.

(a)	Name of Person Filing
Nicholas J. Tompkins and Kathleen Tompkins

(b)	Address of Principal Business Office or, if none, Residence
193 Oak Grove Lane, Arroyo Grande, CA 93420

(c)	Citizenship
U.S. Citizen

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
514766104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,813,640

(b)	Percent of Class:

Approximately 10.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
0

	(ii)	Shared power to vote or to direct the vote

1,813,640

	(iii)	Sole power to dispose or to direct the disposition of
0

	(iv)	Shared power to dispose or to direct the disposition of
1,813,640

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

/s/ Nicholas J. Tompkins
NICHOLAS J. TOMPKINS

/s/ Kathleen Tompkins
KATHLEEN TOMPKINS

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.    Joint Filing Agreement, dated February 14, 2002 by and between Kathleen Tompkins and Nicholas J. Tompkins.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated February 14, 2002 with respect to the Common Stock of Landec Corporation and any amendments thereto (including amendments on Schedule 13G/A) are signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 14, 2002
By:	/s/ KATHLEEN TOMPKINS Kathleen Tompkins
Dated: February 14, 2002
By:	/s/ NICHOLAS J. TOMPKINS Nicholas J. Tompkins

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SIGNATURE
EXHIBIT INDEX